Exhibit 99.3

9 February 2012
James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland
The Manager
ASX Market Announcements	T: +353 (0) 1 411 6924
Australian Securities Exchange Limited	F: +353 (0) 1 497 1128
20 Bridge Street SYDNEY NSW 2000

Dear Sir,

Request for Trading Halt

On behalf of James Hardie Industries SE (the company), I request a trading halt in all securities of James Hardie from 10.00am tomorrow, 10 February 2012.

In accordance with Listing Rule 17.1, I advise:

1.	The company is informed that the decision on the application by the Australian Taxation Office for special leave in the matter of Commissioner of Taxation v RCI Pty Ltd is expected to be delivered by the High Court of Australia tomorrow, 10 February 2012. The outcome of the decision is considered material to trading in the company’s securities.

2.	The company requests that trading be halted from 10.00am tomorrow until an announcement to the market by the company is made. The company intends to make an announcement as soon as possible.

3.	The company requests that trading recommence immediately after the company has informed the market of the outcome of the decision.

4.	The company is not aware of any other reason why the trading halt should not be granted.

5.	The company refers market participants to its company announcements dated 30 August 2010, 1 September 2010, 20 September 2010, 19 August 2011, 22 August 2011 and 20 September 2011 which provided background material in relation to the matter of Commissioner of Taxation v RCI Pty Ltd.

If you have any questions concerning the above please do not hesitate to contact Sean O’Sullivan on (02) 8274 5246.

Yours faithfully,

/s/ Marcin Firek
Marcin Firek
Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719